January 15, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:Tim Buchmiller

Re:Clearside Biomedical, Inc.

Registration Statement on Form S-3

Filed January 10, 2020

File No. 333-235880

Acceleration Request

Requested Date:January 17, 2020

Requested Time:4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-235880) (the “Registration Statement”) to become effective on January 17, 2020, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Brent Siler, Brian Leaf, Mark Ballantyne and Asheley Walker of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, either of Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053 or Mark Ballantyne at (703) 456-8084.

[Signature page follows]

Very truly yours,

Clearside Biomedical, Inc.

By: /s/ Charles A. Deignan

Charles A. Deignan

Chief Financial Officer

cc:George Lasezkay, Clearside Biomedical, Inc.

Brent B. Siler, Cooley LLP

Brian F. Leaf, Cooley LLP

Mark Ballantyne, Cooley LLP